

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2012

Via E-mail
Louis T. Hsieh
President and Chief Financial Officer
New Oriental Education & Technology Group Inc.
No. 6 Hai Dian Zhong Street
Haidian District, Beijing 100080
People's Republic of China

>   **Re: New Oriental Education & Technology Group**
>   **Form 20-F for the Fiscal Year Ended May 31, 2012**
>   **Filed October 12, 2012**
>   **File No. 001-32993**

Dear Mr. Hsieh:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

"We rely on contractual arrangements for our operations in China…," page 14

1.   Please expand paragraph two of this risk factor to address the risk that one of the consequences of the inability to enforce your contractual arrangements, namely the inability to exert control, could be the inability to consolidate your financial statements. In addition, state the portion of your historic revenues and operations attributable to New Oriental China and its schools and subsidiaries.

2.   Please expand this risk factor to address the risk that certain of your service agreements permit the schools and subsidiaries of New Oriental China to terminate the agreement without the consent of your wholly owned subsidiaries in China and certain of these agreements require both parties to consent to the agreements' renewal, as discussed on page 48.

3. Please revise your disclosure to address the risk that the powers of attorney executed by Century Friendship are revocable, as disclosed on page 49.

4. We note your statement on page 15 that there is "a lack of clear legal guidance" on whether the scope of the equity interest pledges shall be limited by the amount of the registered capital of New Oriental China. Please advise us why you believe it is "unlikely" that a PRC court may take the position that the amount listed on the equity pledge registration form represents the full amount of the collateral that has been registered and perfected. In the alternative, please revise to remove the mitigating language.

"Our ability to enforce the equity pledge agreements…," page 14

5. Please disclose that you have no agreements that pledge the assets of the variable interest entities for the benefit of the WFOEs.

"The controlling shareholder of Century Friendship…," page 15

6. Please revise this risk factor to state Mr. Yu's current ownership in your company.

"Our ability to operate private schools may be subject to significant limitations…," page 16

7. In order to provide context to the risk that upon implementation of the reform to divide private education entities into for-profit and not-for profit entities certain of your schools may be subject to income tax rate at the rate of 25%, please disclose the historic income tax rate such entities have paid.

"We are required to obtain various operating licenses and permits...," page 20

8. We note your statement that you have been "making efforts to ensure compliance with applicable rules and regulations in all material respects." Please expand this risk factor to address, if applicable, any notifications you have received pertaining to material non-compliance with these rules and regulations.

Organizational Structure, page 45

9. We note the footnote to your organizational chart indicating that a straight line represents equity interest for companies and sponsorship interest for schools and kindergartens. Please revise your organizational chart to use a separate marking that clearly distinguishes between equity interest for companies and sponsorship interest for schools and kindergartens.

10.   Please revise your organizational chart to include the abbreviated names of each entity as used throughout the filing.

Exclusive Option Agreement, page 48

11.   We note your description of the 2006 agreements as well as your statement that the subsequent 2012 agreements are "substantially the same." Because the 2012 agreements have replaced the 2006 agreements, please revise your disclosure to summarize all material terms of the 2012 agreements.

Critical Accounting Policies, page 60

Consolidation of Variable Interest Entity, page 61

12.   It appears that you have identified risks and uncertainties related to the consolidation of variable interest entities in Note 1 that are not addressed in your critical accounting policies. Please expand to include all relevant risks and uncertainties or provide a cross-reference to where such disclosure exists.

13.   We note in the last paragraph of page 66 that you conduct substantially all of your education business in China through contractual arrangements with New Oriental China and its schools and subsidiaries and shareholder. Please disclose information that allows investors to evaluate the nature of assets held by, and the operations of, entities apart from your consolidated variable interest entities. The information should be in sufficient detail to convey qualitatively and quantitatively the assets and operations that are <u>not</u> subject to involvement with your consolidated variable interest entities.

Holdings Company Structure, page 66

14.   We note in the first paragraph on page 67 that the amount of dividends paid by your PRC subsidiaries to you primarily depends on the service fees paid to five of your PRC subsidiaries from New Oriental China and its schools and subsidiaries. To the extent material, please disclose the amount of fees payable from the VIE to the WFOE as of May 31, 2012 and 2011.

Independent Investigation by Special Committee, page 78

15.   We note the disclosure that your Special Committee determined that it was not necessary for it to do further work or conclude on the allegations that your consolidation of the financial results of New Oriental China and its schools and subsidiaries into your own consolidated financial statements is improper because it "understands that the SEC's Division of Corporation Finance has stated that it has no objection to the consolidation of [y]our schools into New Oriental China…and also has no objection to the consolidation

of New Oriental China into [y]our consolidated financial statements." Please revise to clearly state that the SEC's position was based on representations you made to the SEC.

Financial Statements

Consolidated Balance Sheets, page 3

16.   We refer to your disclosure of accounts payable and other liabilities of the consolidated variable interest entity without recourse to Beijing New Oriental Education & Technology Group, Inc. Please tell us what the amounts in parenthetical notes represent and how you have complied with the provisions of ASC 810-10-45-25 for both assets and liabilities.

Notes to the Consolidated Financial Statements

Note 1. Organization and Principal Activities, page 10

The VIE arrangements, page 16

17.   Please revise to disclose the following information or tell us where you have provided these disclosures:
  * the lack of recourse if creditors (or beneficial interest holders) of the VIE have no recourse to the general credit of you as the primary beneficiary (ASC 810-10-50-3(c)); and
  * the terms of any arrangements, giving consideration to both explicit arrangements and implicit variable interests that could require you to provide financial support (for example, liquidity arrangements and obligations to purchase assets) to the VIE, including events or circumstances that could expose the reporting entity to a loss (ASC 810-10-50-3(d)).

18.   Please tell us how you complied with ASC 810-10-50-5A(c), which requires you to disclose if you have provided financial or other support (explicitly or implicitly) during the periods presented to the variable interest entity, including its subsidiaries, that you were not previously contractually required to provide or whether you intend to provide that support.

19.   We note that you conduct substantially all of your education business in China through contractual arrangements with the VIE. Please expand to explain in more detail what it means that substantially all of your education business is conducted through contractual arrangements.   In this regard, it appears unclear whether the VIE and its schools merely hold the requisite licenses and permits necessary to conduct the education business or whether the VIEs perform more expansive activities, such as, hold leases for the schools or employ teachers. Refer to ASC 810-10-50-12(d), which requires qualitative and

quantitative information about involvement with the VIE, including, but not limited to, the nature, purpose, size, and activities of the VIE.

20.   We note your disclosure that the Company and its WFOEs have entered into contractual arrangements with New Oriental China, its schools and subsidiaries and shareholders that enable the Company to have power to direct the activities that most significantly affects the economic performance of the VIE and receive economic benefits of the VIE that could be significant to the VIE. Please clearly describe how power is conveyed to you and how you receive economic returns.

21.   Please tell us how your disclosures address ASC 810-10-50-12(a), which requires disclosure of the methodology for determining whether you are the primary beneficiary of a VIE, including, but not limited to, significant judgments and assumptions made. In your response, tell us where you addressed judgments made related to barriers to the exercise of your kick-out right and contract provisions that require consent of New Oriental China to renew.

22.   Please clarify that New Oriental China consolidates schools using the variable interest entity model and how New Oriental China achieves power over and economic returns from the Schools. In addition, tell us how you addressed the disclosures in ASC 810-10-50-9 related to the disclosure of the aggregation of VIEs.

Risks in relation to the VIE structure, page 18

23.   It appears to us that the disclosure of risks made on page 18 and 19 related to the VIE structure pertain solely to the consolidation of New Oriental China. Please clarify whether the risks disclosed pertain also to involvement with the Schools, or expand to disclose the risks pertaining to involvement with the Schools as necessary.

24.   We note on page 19 that the current sole shareholder of New Oriental China has no current interest in seeking to act contrary to the contractual arrangements because he is a beneficial owner of the Company.   Please tell us how his being a beneficial owner of the Company automatically means that he cannot have an interest in seeking to act contrary to the contractual arrangements, or revise your disclosures as necessary to clarify.

25.   We note on page 19 that the revocable powers of attorney would negate a conflict of interest. Please disclose how this would mitigate a conflict of interest when the power of attorney is revocable at Mr. Yu's discretion.

Note 22. Statutory Reserve, page 55

26.   We note your disclosure that the reserves include (1) general reserves, (ii) enterprise expansion reserves, and (iii) a staff bonus and welfare reserves. Please revise to quantify each component of your statutory reserve and the reasons for the changes from period to

period. Also, tell us how you determined the $69,149 amount allocated to each component of the reserve.

27.   Please revise to clarify whether the requirement of private schools to make annual appropriations to its development fund is part of the enterprise expansion reserves. Tell us whether you made appropriations to the development fund in prior years and whether you disclosed them as part of your restricted net assets.

Note 23. Restricted Net Assets, page 56

28.   Please revise to quantify each component of your restricted net assets. Describe the nature of each component, the nature of the restrictions and the reasons for the changes from period to period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Adams, Senior Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor at (202) 551-3367 or me at (202) 551-3810 with any other questions.

                                          Sincerely,

                                          /s/ Larry Spirgel

                                          Larry Spirgel
                                          Assistant Director